Docusign Envelope ID: 0F6E8A25-C2E6-8AFA-8194-DFB51CF79984

PAUL OGOREK

6/15/2026

Board of Directors
Intelithrive, Inc. (ITHR)

RE: Resignation as Chief Executive Officer, President, Secretary, Treasurer and Director

To the Board of Directors:

Effective immediately upon delivery of this letter, I hereby resign from all positions I hold with Intelithrive, Inc. ("the Company"), including my positions as Chief Executive Officer, President, Secretary, Treasurer, and Director of the Company.

This decision has not been made lightly. My resignation arises from an ongoing dispute with the Company's majority shareholder and concerns regarding matters affecting the governance and operations of the Company. In particular, disputes have arisen relating to certain shares that I transferred to Newton Companies based on contractual arrangements and understandings that, in my view, have not been fulfilled or performed as agreed, despite the transfer of such shares having already occurred. The shares in question were transferred to Newton Companies around April 30, 2025. The total shares transferred equaled 5,880,000 shares representing approximately 57.42% of the company. Additionally, 10,000,000 series A preferred shares were transferred to Newton Companies as part of this proposed restructuring that, in my view, has not been fulfilled.

While I believe these matters require appropriate resolution, I have concluded that my continued service in the above capacities is no longer in the best interests of the Company or conducive to the effective discharge of my responsibilities.

For the avoidance of doubt, this resignation is limited solely to my corporate offices and board position. Nothing contained herein shall be construed as a waiver, release, admission, relinquishment, or impairment of any rights, claims, defenses, interests, causes of action, or remedies that I may have against any person or entity, all of which are expressly reserved.

I request that the Company promptly update all corporate records, regulatory filings, banking authorizations, and other records necessary to reflect my resignation as Chief Executive Officer, President, Secretary, Treasurer, and Director.

Docusign Envelope ID: 0F6E8A25-C2E6-8AFA-8194-DFB51CF79984

Please acknowledge receipt of this resignation and confirm the effective date reflected in the Company's records.